Exhibit 99.1

Founder Group Limited Regains Compliance with Nasdaq’s Minimum Publicly Held Shares Requirement

SELANGOR, Malaysia, October 23, 2026 (GLOBE NEWSWIRE) -- Founder Group Limited (NASDAQ: FGL) (“FGL” or the “Company”) today announced that it received a letter dated October 19, 2026 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq’s minimum publicly held shares requirement under Listing Rule 5550(a)(4) (the “Listing Rule”).

Nasdaq previously notified the Company on September 16, 2026 that it did not comply with the minimum 500,000 publicly held shares requirement for The Nasdaq Capital Market under the Listing Rule. Based on the Company’s confirmation dated October 9, 2026 that it has 541,791 publicly held shares, Nasdaq determined that the Company complies with the Listing Rule and that this matter is now closed.

About Founder Group Limited

Founder Group Limited is a pure-play, end-to-end EPCC solutions provider for solar PV facilities in Malaysia. The company’s primary focus is on two key segments: large-scale solar projects and commercial and industrial (C&I) solar projects. The company’s mission is to provide customers with innovative solar installation services, promote eco-friendly resources and achieve carbon neutrality.

For more information on the Company, please visit https://www.founderenergy.com.my/.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact Information

For media queries, please contact:

Founder Group Limited

info@founderenergy.com.my